# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: D-MARKET Electronic Services & Trading, CIK 0001850235
CUSIP: 23292B104
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Date of event which requires filing of this statement: 01/29/2025
Filed by CIK 0001985487
Persons authorized to receive notices and communications: David Ferguson, 154A Nauryzbai Batyr Street, Almaty, Kazakstan (1P), 050013, 7 727 3306710; Copy to: Era Anagnosti, DLA Piper LLP (US), 500 8th Street, N.W., Washington, District Of Columbia (DC), 20004, (202) 799-4000

## Reporting persons
- Joint Stock Company Kaspi.kz (CIK 0001985487): type of reporting person: corporation (CO); citizenship or place of organization: Kazakstan (1P); source of funds: working capital (WC); sole voting power 213,246,220; shared voting power 0; sole dispositive power 148,046,562; shared dispositive power 0; aggregate amount beneficially owned 213,246,220 (65.41% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Name of issuer: D-MARKET Electronic Services & Trading
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Comment: This Statement on Schedule 13D (the "Schedule 13D") relates to the ordinary shares, nominal value TRY 0.20 per share ("Ordinary Shares") of D-MARKET Electronic Services & Trading, a joint stock company incorporated under the Laws of the Republic of Turkiye (the "Issuer").

## Item 2. Identity and Background
Name of person filing: (a) This Schedule 13D is being filed by Joint Stock Company Kaspi.kz, a joint stock company incorporated under the laws of Kazakhstan (the "Reporting Person").
Residence or business address: (b) The principal address of the Reporting Person is 154A Nauryzbai Batyr Street, Almaty, Kazakhstan 050013.
Present principal occupation or employment: (c) The principal business of the Reporting Person is to develop and operate innovative mobile products and services, notably merchant and consumer-facing mobile "super apps" that enable consumers and merchants to connect and transact across a variety of markets, household spending categories and business activities.
Criminal convictions in the last five years: (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years:
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information regarding the directors and executive officers of the Reporting Person is set forth on Exhibit 1 attached hereto.
Citizenship: Kazakhstan

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person purchased the Ordinary Shares reported herein on January 29, 2025, pursuant to the Purchase Agreement (as defined below) using cash on hand. The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein. As provided in the response to Item 4 of this Schedule 13D, the shares are subject to that certain Share Pledge Agreement, dated as of January 29, 2025, by and among Hanzade Vasfiye Dogan Boyner, Vuslat Dogan Sabanci, Yasar Begumhan Dogan Faralyali, Arzuhan Dogan Yalcindag, and Isil Dogan (collectively, the "Sellers") and Joint Stock Company Kaspi.kz (the "Share Pledge").

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the Transaction (as defined below) is for the Reporting Person to acquire a controlling interest in the Ordinary Shares of the Issuer.

On October 17, 2024, the Reporting Person entered into a stock purchase agreement (the "Purchase Agreement") with the Sellers pursuant to which the Reporting Person agreed to purchase from the Sellers, and the Sellers agreed to sell to the Reporting Person, 40,000,000 Class A Shares and 173,246,220 Class B Shares of the Issuer for an aggregate purchase price of $1,126,911,567 (the "Transaction"), payable in two separate tranches, the first payable at the closing of the Transaction, consisting of $600,000,000 in cash, and the second payable no later than six months from the closing, consisting of and $526,911,567 in cash (the "Deferred Cash Consideration").

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed as Exhibit 2 hereto.

The Transaction was consummated on January 29, 2025 (the "Closing"). On January 29, 2025, in connection with the Closing, the Sellers and the Reporting Person entered into the Share Pledge in the form of Exhibit C to the Purchase Agreement, pursuant to which the Reporting Person has pledged 65,199,658 Ordinary Shares purchased under the Purchase Agreement to secure the Reporting Person's obligation to pay the Deferred Cash Consideration to the Sellers (such shares, the "Pledged Shares"), representing 20% of the total outstanding Ordinary Shares of the Issuer as of the date of the Purchase Agreement, in favor of the Sellers (the "Pledgees") as collateral to secure the Reporting Person's obligation to pay the Deferred Cash Consideration to the Sellers not later than six months following the Closing.

On January 31, 2025, the articles of association of the Issuer were amended at an extraordinary general assembly of the shareholders (the "Extraordinary Assembly") to, among other things, terminate the privileges and separate existence of the Class A Shares of the Issuer and reclassify the Issuer's share capital (the "Amendment"). As a result of the Amendment, references to both the Class A Shares and Class B Shares have been removed from the articles of association, both classes of shares having been reconstituted together as Ordinary Shares, and such Ordinary Shares now represent the only authorized and outstanding share capital of the Issuer. As of the date of this Schedule 13D, the Reporting Person beneficially owns 213,246,220 Ordinary Shares, subject to the Share Pledge (defined below).

Except as set forth above, the Reporting Person has no present plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Person beneficially owns 213,246,220 Ordinary Shares of the Issuer, representing 65.41% of the total outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this Schedule 13D, the Reporting Person beneficially owns 213,246,220 Ordinary Shares of the Issuer, representing 65.41% of the total outstanding Ordinary Shares, as set forth below:
Sole power to vote or direct the vote of: 213,246,220 - (1)
Shared power to vote or to direct the vote of: 0
Sole power to dispose of or to direct the disposition of: 148,046,562 - (2)
Shared power to dispose of or to direct the disposition of: 0

(1) Includes (a) 148,046,562 Ordinary Shares purchased by the Reporting Person under the Purchase Agreement that are not subject to the Share Pledge (as defined below), and (b) the Pledges Shares, consisting of 65,199,658 Ordinary Shares purchased under the Purchase Agreement that are subject to the Share Pledge to secure the Reporting Person's obligation to pay the Deferred Cash Consideration to the Sellers. The Share Pledge provides that (i) the Reporting Person has the power to vote the Pledged Shares until the occurrence of an Event of Default (as defined below), and (ii) that upon the occurrence of an Event of Default, the right to vote the Pledged Shares will transfer to the Pledgees (as defined below) and the Reporting Person shall no longer have the right to vote such shares. As of the date of this Schedule 13D, the Reporting Person has sole power to vote the Pledged Shares.
(2) Includes 148,046,562 Ordinary Shares purchased pursuant to the Purchase Agreement that are not subject to the Share Pledge, including the restrictions on disposition set forth therein.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 5(d).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D with respect to the Share Pledge is incorporated by reference into this Item 6.

The Share Pledge provides that the Reporting Person may exercise its voting rights with respect to the Pledged Shares, provided that the Reporting Person may not exercise its voting rights in a manner that would give rise to an Event of Default (as defined in the Share Pledge) or otherwise materially prejudice the Pledgees. The Reporting Person is also entitled to all dividends, distributions and other Related Rights (as defined in the Share Pledge) with respect to the Pledged Shares until the occurrence of an Event of Default. An Event of Default will occur if the Reporting Person fails to pay the Deferred Cash Consideration to the Pledgees within six months after the Closing and such failure to pay has continued for five business days following notice thereof by the Pledgees.

Upon and during the occurrence of an Event of Default, all rights relating to the Pledged Shares, including voting rights and rights to dividends or distributions in respect of the Pledged Shares, may be exercised only by the Pledgees and not by the Reporting Person. Additionally, following the occurrence of an Event of Default, the Pledgees will have the right to dispose of all or any part of the Pledged Shares by way of foreclosure, private sale, or the application of Turkish insolvency law in order to satisfy the Reporting Person's obligation to pay the Deferred Cash Consideration, provided that the Pledgees shall cause the sale of only the portion of the Pledged Shares necessary to satisfy the Reporting Person's obligation to pay the Deferred Cash Consideration.

The Reporting Person shall not dispose of the Pledged Shares during the term of the Share Pledge, and the Pledges Shares must continue to represent 20% of the total outstanding capital of the Issuer during the term of the Share Pledge. Accordingly, the number of Pledged Shares will be increased in respect of any Additional Shares (as defined in the Share Pledge) issued during the term of the Share Pledge in connection with any capital raising activities, transaction, share split or other restructuring by the Issuer during the term of the Share Pledge to the extent that such increase is necessary to maintain the 20% pledge requirement.

The foregoing description of the Share Pledge does not purport to be complete and is qualified in its entirety by the full text of the Share Pledge, a copy of which is filed as Exhibit 3 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Information regarding the directors and executive officers of the Reporting Person
2 - Stock Purchase Agreement, dated as of October 17, 2024, by and among Joint Stock Company Kaspi.kz and the Sellers listed therein (incorporated by reference to Exhibit 99.1 to the Reporting Person's Report on Form 6-K, filed on October 18, 2024).
3 - Share Pledge Agreement, dated as of January 29, 2025, by and among Joint Stock Company Kaspi.kz and the Pledgees listed therein.

## Signatures
- Joint Stock Company Kaspi.kz: /s/ Mikheil Lomtadze, Mikheil Lomtadze/Chief Executive Officer (02/05/2025)